Exhibit 21.1

LIST OF SUBSIDIARIES

The following are subsidiaries of Francesca’s Holdings Corporation and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
Francesca’s LLC	Delaware
Francesca’s Collections, Inc.	Texas
Francesca’s Services Corporation	Texas